Exhibit 99.1

SYSTEMS XCELLENCE TO PROVIDE PHARMACY TRANSACTION SERVICES TO OMNICARE
- Contract marks entry into long-term and chronic care facilities for SXC -

MILTON, Ontario August 1, 2006, Systems Xcellence Inc. (“SXC” or the “Company”) (NASDAQ:SXCI, TSX:SXC), a leading provider of healthcare information technology solutions throughout the pharmaceutical supply chain, announces a three-year agreement with Omnicare, Inc. (“Omnicare”) (NYSE:OCR) to provide certain pharmacy transaction services.

“Long-term care is an attractive segment for us and we are pleased that Omnicare will significantly advance our presence in this market. As the largest provider of medications and professional services to this expanding market, Omnicare is a premier account for SXC. We look forward to exploring opportunities to further strengthen our relationship with them in the future,” said Gordon S. Glenn, President and CEO of SXC.

Under terms of the agreement, SXC will provide a subset of its RxCLAIM, RxTRACK, and RxVIEW applications to assist Omnicare in managing pre- and post-adjudication processes related to the pricing and verification of pharmacy transactions. In addition, SXC will provide centralized analytics support that monitors and reports the results of these transaction processing services across all of Omnicare’s pharmacies.

About Omnicare, Inc.
Omnicare, Inc. (NYSE:OCR), a Fortune 500 company based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves residents in long-term care facilities and other chronic care settings comprising approximately 1.4 million beds in 47 states, the District of Columbia and Canada. Omnicare is the largest U.S. provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers as well as for hospice patients in homecare and other settings. Omnicare's pharmacy services also include distribution and patient assistance services for specialty pharmaceuticals. Omnicare offers clinical research services for the pharmaceutical and biotechnology industries in 30 countries worldwide. For more information, visit www.omnicare.com.

About Systems Xcellence
Systems Xcellence (NASDAQ:SXCI, TSX:SXC) is a leading provider of healthcare information technology solutions and services to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is headquartered in Milton, Ontario with offices and processing centers in Lombard, Illinois; Scottsdale, Arizona; Warminster, Pennsylvania; and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.  Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.  Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Dave Mason	Jeff Park
Investor Relations - Canada	Chief Financial Officer
The Equicom Group Inc.	Systems Xcellence Inc.
(416) 815-0700 ext. 237	Tel: (630) 559-3693
dmason@equicomgroup.com	investors@sxc.com

OR

Susan Noonan
Investor Relations - U.S.
The SAN Group, LLC
(212) 966-3650
susan@sanoonan.com